UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934

	(Amendment No. 1)*


					     TRACK 'N TRAIL
						(Name of Issuer)


						Common Stock
						(Title of Class of Securities)


						891924102
	(CUSIP Number)


						July 23, 1999
	(Date of Event which Requires Filing of this Statement)


	Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[  ]	Rule 13d-1(b)

	[X]	Rule 13d-1(c)

	[  ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(entities only)

	Polynous Capital Management, Inc.


2.	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

	(a) [X]		(b)  [  ]


3.	SEC USE ONLY



4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	California


NUMBER OF SHARES
5.	SOLE VOTING POWER	 0 shares

BENEFICIALLY OWNED
6.	SHARED VOTING POWER	     0,000* shares

BY EACH REPORTING
7.	SOLE DISPOSITIVE POWER	 0 shares

PERSON WITH
8.	SHARED DISPOSITIVE POWER	  0,000* shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0,000* shares


10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%


12.	TYPE OF REPORTING PERSON

	CO, IA





1.	NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(entities only)

	Kevin Laurence Wenck


2.	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

	(a) [X]		(b)  [  ]


3.	SEC USE ONLY



4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America


NUMBER OF SHARES
5.	SOLE VOTING POWER	 0 shares

BENEFICIALLY OWNED
6.	SHARED VOTING POWER	    0,000* shares

BY EACH REPORTING
7.	SOLE DISPOSITIVE POWER	 0 shares

PERSON WITH
8.	SHARED DISPOSITIVE POWER 0,000* shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0,000* shares


10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%


12.	TYPE OF REPORTING PERSON

	IN





Item 1(a).	Name of Issuer:

	Track 'n Trail

Item 1(b).	Address of Issuer's Principal Executive Offices:

	4961-A Windplay Drive, El Dorado Hills, CA 95762

Item 2(a).	Name of Person Filing:

	Polynous Capital Management, Inc. ("Polynous") and Kevin Laurence Wenck ("Wenck"). Polynous and Wenck are collectively referred to herein as the "Filers."

Item 2(b).	Address of Principal Business Offices or, if none, Residence:

	345 California Street, Suite 1220, San Francisco, CA 94104

Item 2(c).	Citizenship:

	See Item 4 of the cover sheet for each of the Filers.

Item 2(d).	Title of Class of Securities:

	Common Stock

Item 2(e).	CUSIP Number:

	891924102

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:

	(a)	[  ]	Broker or dealer registered under section 15 of the Securities
Exchange Act of 1934 (the "Act").

	(b)	[  ]	Bank as defined in section 3(a)(6) of the Act.

	(c)	[  ]	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	[  ]	Investment company registered under section 8 of the
Investment Company Act of 1940.

	(e)	[  ]	An investment advisor in accordance with 240.13d-
1(b)(1)(ii)(E).

	(f)	[  ]	An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F).

	(g)	[  ]	A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G).

	(h)	[  ]	A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act.

	(i)	[  ]	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	[  ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount beneficially owned: 0,000* shares

	(b)	Percent of class: 0.0%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0 shares

		(ii)	Shared power to vote or to direct the vote: 0,000* shares

		(iii)	Sole power to dispose or to direct the disposition of: 0
shares

		(iv)	Shared power to dispose or direct the disposition of: 0,000*
shares

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

	Polynous is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. Polynous and Wenck, who is the principal shareholder of Polynous, are the general partners of one of those clients. No individual client's holdings of the Common Stock constitute more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company

	Not applicable.

Item 8.	Identification and Classification of Members of the Group

	See Item 2(a) of this Schedule.

Item 9.	Notice of Dissolution of Group

	Not applicable.

Item 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

DATED:	  August 31, 1999

Polynous Capital Management, Inc.

By: /s/ Kevin L. Wenck
      Kevin L. Wenck, President

  /s/ Kevin L. Wenck
Kevin Laurence Wenck


??

(..continued)













^DOCNUM^